SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.  20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                         (Amendment No.   )*

                          GTC Telecom Corp.
                           (Name of Issuer)

                    Common Stock, $.001 par value
                    (Title of Class of Securities)

                             36230F 10 2
                            (CUSIP Number)

                         Richard Cutler, Esq.
                   Law Offices of M. Richard Cutler
610 Newport Center Drive, Suite 800, Newport Beach, CA 92660
                           (949) 719-1977

            (Name, Address and Telephone Number of Person
           Authorized to Receive Notice and Communications

                            June 15, 1999
       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f)
or 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP NO. 36230F 10 2

1. NAME OF REPORTING PERSONS - I.R.S. IDENTIFICATION NUMBERS OF ABOVE PERSONS (entities only):

        Eric Clemons

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        __________A
        __________B

3.      SEC USE ONLY:

4.      SOURCE OF FUNDS: SC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e):

         X

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        Eric Clemons is a citizen of the United States.

7.      SOLE VOTING POWER   1,659,522

8.      SHARED VOTING POWER   - 0 -

9.      SOLE DISPOSITIVE POWER 1,659,522

10.     SHARED DISPOSITIVE POWER   - 0 -

11.     AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON: 1,659,522

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.13%

14.     TYPE OF REPORTING PERSON   IN

ITEM 1.           Security and Issuer.

                  Common Stock, $0.001 par value, of GTC Telecom
                  Corp., 3151 Airway Avenue, Suite P-3, Costa Mesa,
                  CA 92626.

ITEM 2.           Identity and Background.

                  This statement is filed on behalf of:

1.                (a) Name:            ERIC CLEMONS

                  (b) Business Address:  3151 Airway Avenue,
                                         Suite P-3,
                                         Costa Mesa, CA 92626.

                  (c) Principal Occupation: Chief Operating Officer, and
                                            Director of Issuer.

                  (d) During the last five years, Eric Clemons
                      has not been convicted in a criminal
                      proceeding.

                  (e) Between 1989 and 1994, Mr. Clemons was a
                      licensed NASD broker.  As a broker, Mr.
                      Clemons was subject to three claims
                      related to such engagement and
                      subsequently an administrative action by the NASD related to his work as a licensed broker. Mr. Clemons was found liable for an award of $4,000 on one of the actions and subsequently was fined
                      $65,000 and barred from association with any NASD member with the ability for re-application following a period of two years.

                  (f) Citizenship:  United States

ITEM 3.           Source and Amount of Funds or Other Consideration.

                  Eric Clemons acquired 1,659,522 of the shares as part of the Issuerer's merger with GenTel, Inc., a Colorado Corporation. 100,000 of the shares are options, immediately exercisable, granted to Mr. Clemons pursuant to his employment agreement with the Issuer.

ITEM 4.           Purpose of Transaction.

                  See Item 3. No additional acquisitions or dispositions of shares are contemplated.

ITEM 5.           Interest in Securities of the Issuer

                  Of the 14,914,472 shares of Common Stock outstanding, Eric Clemons has sole dispositive and voting power over 1,659,522, or 11.13% of the total shares.

ITEM 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  See Item 5.

ITEM 7.           Materials to be Filed as Exhibits.

                  None.

                              SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 1999
                                                /s/Eric Clemons
                                                Eric Clemons